                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

           FORM 10SB/2A GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                              SMALLBUSINESS ISSUERS
   PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES AND EXCHANGE ACT OF 1934


                             HIKING ADVENTURES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


         Nevada                                        88-0370480
(State of organization)                    (I.R.S. Employer Identification No.)

3123 Trueno Road, Henderson, NV 89014
(Address of principal executive offices)

Registrant's telephone number, including area code: (702) 435-7947

Registrant's Counsel: Patrick C. Clary, Chartered
520 South Fourth Street, Suite 360, Las Vegas, NV 89101, (702) 382-0813.

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock

ITEM 1. DESCRIPTION OF BUSINESS

                                   BACKGROUND

Hiking Adventures, Inc., (the "Company") was organized as a Nevada corporation on October 18, 1996 for the purpose of publishing and marketing a collection of hiking trail guides. Its principal place of business is located at 3123 Trueno Road, Henderson, NV 89014. The Company is voluntarily filing this Registration Statement. The Company is filing this Registration Statement in order to have the ability to raise capital from the public sector with a view towards engaging in all operational activities contemplated by the Company and articulated in this Registration Statement with the hope and objective of increasing shareholder value.

The Company was formed by Gary C. Vesperman, who was issued 6,000 founders shares in consideration of expenditures totaling $414.55 for incorporating the Company. On January 13, 1998, Timothy J. Zelenka joined the Company's board and was named Secretary and Treasurer. On that date, Mr. Zelenka purchased 100,000 shares of the Company's common stock for the sum of $6,742.11, and Mr. Vesperman purchased 94,000 shares for the sum of $6,337.58. An additional 600,000 shares were issued to 28 shareholders for $0.05 per share in an offering (the

"Offering") pursuant to Rule 504 of Regulation D (See Item 10, "Recent Sales of Unregistered Securities"). This Offering commenced on March 25, 1998, and was closed on July 7, 1998.

                               BUSINESS OF ISSUER

The Company's purpose is to publish and market a collection of hiking trail guides. Typical hiking trail guides contain detailed descriptions of each trail and one or two black and white photographs. The Company intends to fill a niche in the marketplace by emphasizing hiking trails of exceptional merit, accompanied by color photographs of outstanding quality.

Each guidebook will feature one trail. The books will be 5 1/2 by 8 1/2 inches in size, printed on glossy paper to allow printing of full color photographs. The front cover will show the name of the hiking trail at the top, with eye catching photographs below. The insides of the front and rear covers will contain information about the Company's other hiking guides and hiking information. The back cover includes a photograph and the usual information, such as retail price, publisher name and address, copyright year, and ISBN number.

The photographs will be shown on each page, in the sequence in which the trail is traversed. The first few pages will include summary information about the trail, such as its location, a map, and some general comments as to why the trail is considered to be outstanding. The author is then introduced, and information is included concerning the photographs. Comments about the geology, history, campsites, and plant and animal life will also be included.

The Company also plans to research the feasibility, economic viability, and marketing appeal of providing hiking information, in addition to the guidebooks, to hikers via electronic methods using some of the technology already in place in the satellite-based global positioning systems ("GPS"). The Company envisions a handheld device, similar to a GPS, that would provide a hiker on a trail with positioning information, weather reports for the area, access road conditions, campsite and lodging availability, and the ability to make reservations. The device would also feature an alarm that could alert a hiker to troublesome or dangerous conditions on the trail, such as bad weather, grizzly bear warnings, etc. This device is not currently under development, and the Company may determine that development of such a device is not economically feasible.

The Company plans to distribute these guidebooks over the Internet. Mr. Zelenka's expertise in this area will help the Company develop a web site and have it listed on all of the major search engines. The Company has been in contact with an online publishing company who has expressed an interest in publishing the guidebooks on their site.

In addition to the Internet marketing, the Company also plans to pursue four other means of marketing and distributing the guidebooks. The first of these is advertisements in hiking and environmental organization publications. Second, the Company will attempt to display and sell the books in the stores and visitor centers in each area in which the trails are located. Third, the Company will try to get the guidebooks included in catalogs featuring sporting goods, guidebooks, and other similar outdoor oriented items. Finally, the Company may conduct a targeted direct mail campaign to sell photographs that are not included in the guidebooks.

The Company plans to design and print the guidebooks internally using desk top publishing software. The major raw materials needed are the photographs, which Mr. Vesperman either has already taken or will take prior to publication, and paper, which is readily available through numerous retail outlets.

None of the Company's current business activities, including those business activities currently being contemplated by the Company, require government approval.

The two Company officers, Messrs. Vesperman and Zelenka, are the company's only employees at this time.

                                  RISK FACTORS

The Company's business is subject to numerous risk factors, including the following:

MINIMAL OPERATING HISTORY, MINIMAL REVENUE AND MINIMAL ASSETS. The Company has minimal operating history and has received only some revenues or earnings from its intended operations. In addition, the Company has received a small amount of income from "consulting" projects performed by the Company's management during the most recent fiscal year. While this revenue has provided the Company with some working capital for its initial development, it is not likely that the Company or its principals will generate any additional consulting income in the future. The Company has limited assets and financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until it publishes its first guidebook. This may result in the Company incurring a net operating loss. (See Plan of Operation).

COMPETITION FOR TRAVEL PUBLISHING. The travel and tourist publishing business are intensely competitive. The Company may be at a disadvantage with other companies, some of which have larger technical staffs, established market shares, and greater financial and operational resources than the Company. There can be no assurance that the Company will be able to compete successfully.

ONE AGREEMENT FOR PUBLISHING AND DISTRIBUTION. To date, one agreement is in place for the publication and sale of hiking guide books. On June 10, 1999, the Company contracted with Business Concepts, Inc., a Nevada Corporation, as follows:

1. The Company has agreed to publish and sell to Business Concepts, Inc., and Business Concepts, Inc., has agreed to buy from the Company, three (3) sets of hiking guide books to be entitled, "Bears Ears Lizard Head North Fork Popo Agie High Meadows Trail Loop Hiking Adventures" ("Guide #1"), "Bird Ridge Trail Hiking Adventure" ("Guide #2"), and "Mount Abbott Trail Hiking Adventure" ("Guide #3"). The Company has agreed to publish and Business Concepts, Inc., has agreed to purchase 20,000 copies of Guide #1, 20,000 copies of Guide #2, and 20,000 copies of Guide #3. Business Concepts, Inc., has agreed to purchase the hiking guides at $3.15 per guide, subject to a six (6%) percent volume discount, resulting in a net price of $2.961 per guide, on a COD basis. The hiking guides will be produced and provided according to the following schedule.

Guide #1
            Delivery Date               Guides to be Delivered
            August 1, 1999                       5,000
            September 1, 1999                    5,000

            October 1, 1999 through              1,000 per month on the first day
            July 1, 2000                         of each month

Guide #2

            Delivery Date               Guides to be Delivered
            October 1, 1999                      5,000
            November 1, 1999                     5,000

            December 1, 1999 through             1,000 per month on the first day
            September 1, 2000                    of each month

Guide #3

            Delivery Date               Guides to be Delivered
            December 1, 1999                     5,000
            January1, 2000                       5,000

            February 1, 2000 through             1,000 per month on the first
            November 1, 2000                     of each month


RELIANCE ON ONE AGREEMENT FOR THE PURCHASE OF HIKING GUIDES. To date, only one agreement exists for the purchase of hiking guides. In the event that the Company is unable to satisfy the terms of the purchase agreement, or the purchaser is unable to fulfill its obligations under the purchase agreement, the Company's expenses will be greater than its revenues resulting in the Company operating at a loss.


All guidebooks scheduled for August 1999 and September 1999 production and delivery to Business Concepts, Inc., have been produced and delivered. Additionally, all remuneration due Hiking Adventures, Inc., to date, has been tendered by Business Concepts, Inc.


The Company has had preliminary discussions with an online publishing company who has expressed an interest in publishing the guidebooks on its website. The online publishing company is waiting, however, for a final draft before any agreement can be proposed.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. The two officers and directors are the only employees of the Company. Each of them has a full time job, and devotes as much time as possible to the preparation of the guidebooks. While this limited availability increases the amount of time it will take to prepare a final draft, the experience of the management makes it imperative for them to perform this work. Loss of the services of either individual would adversely affect development of the Company's business and its likelihood of continuing operations. See Item 5.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has not conducted or received results of market research indicating that market demand exists for the guidebooks. Moreover, the Company does not have, and does not plan to establish, a marketing organization. The Company is relying completely on the experience and knowledge of Mr. Vesperman in this regard.

ITEM 2. MANAGEMENT'S PLAN OF OPERATION

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This statement includes projections of future results and "forward looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward looking statements. Although Management believes that the expectations reflected in these forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward looking statements contained in this Statement.

The Company plans to benefit from publishing and marketing guidebooks featuring a collection of hiking trails of exceptional merit. Each hiking trail description will begin with a few sentences of identification, narrative, and location. Narratives may include discussions of the trail's geology, biology, and history. The narrative of each trail is planned to be interspersed liberally with color photographs taken at various points along the trail.

The Company's President, Gary C. Vesperman, has hiked, rafted, backpacked, and otherwise visited a total of approximately 125 units of the Canadian and American national park and wilderness systems, plus dozens of state and provincial parks. Thus he is uniquely capable of judging the relative scenic merits of hiking trails. He personally hiked and selected four trails which will be the subject of the first four guidebooks.

The Company currently has an inventory of approximately 1,000 photographs which were purchased from Mr. Vesperman for a token payment of $1.00. These photographs, together with other photographs taken by Mr. Vesperman in August, 1998, will be used in the Company's initial four guidebooks.

In addition, the Company plans to acquire additional photographs for use in later editions. Weather and seasonal conditions typically influence the time of year when a trail should be hiked for optimal picture taking. For example, drought conditions in late summer are ideal for high altitude trails. Wet winters are required for colorful spring wildflower displays in desert areas. So hiking trail photography would tend to be opportunistic and somewhat sporadic. In order to reduce costs, the Company plans to combine photographing trips to several candidate hiking trails in each category, when weather and seasonal conditions appear favorable.

The Company does not anticipate the need for additional cash during the next 12 months. The Company does not intend to hire additional employees or acquire significant plant or equipment during that time period.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company neither owns nor leases any real property. Office services are provided without charge by Gary C. Vesperman, the President and Director of the Company.

The Company's principal place of business is comprised of 250 square feet of operating space located at 3123 Trueno Road, Henderson, Nevada, 89014. As aforesaid, these accommodations are currently being provided to the Company, without charge, by Gary C. Vesperman.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information relating to the beneficial ownership of the Company's common stock by those persons holding beneficially more than 5% of the Company's common stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group. In this case, the only holders of more than 5% of the Company's common stock are the directors and executive officers, so only one table is shown.

Title of Class   Name/Address             Shares                Percentage
Class            Of Owner                 Beneficially          Ownership Owned
Common           Gary C. Vespeman          99,300               12.41%
                 3123 Trueno Road
                 Henderson, NV 89014

Common           Timothy J. Zelenka       100,000               12.50%
                 347 Gana Court
                 Las Vegas, NV

Common           All officers and         199,300               24.91%
                 directors
                 (2 individuals)


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows:

Name/Address                      Age                Position
Gary C. Vesperman                 55                 President/Director
3123 Trueno Road
Henderson, NV 89014

Timothy J. Zelenka                42                 Secretary/Treasurer/Director
347 Gana Court
Henderson, NV 89014

Gary C. Vesperman; President


Gary C. Vesperman, age 55, is the President and a Director of the Company. His previous experience has been with Film Funding, Inc., Las Vegas, Nevada from February 1992 until June 1998 where he worked as Vice President.

From April 1986 until October 1991 he was the Senior Technical Writer for EG&G Special Projects in Las Vegas. He wrote software user's guides and theory of operation/maintenance manuals for radar systems. He also edited proposals for security systems.

Mr. Vesperman was previously a technical writer with 18 Silicon Valley electronics companies including Control Data, Ford Aerospace, Ampex, Verbatim, Amdahl, Timex, Mohawk Data Sciences, Hewlett Packard, and Moore Systems. His projects have included a broadcast television camera, vehicle electronics testing system for a General Motors luxury car assembly line, power control and distribution systems, and many types of computer equipment.

After over a quarter century of research, Mr. Vesperman completed the design of a fiberoptic network of computerbased segmented courses. Fiberoptic cables would link up to several dozen metropolitan high schools into a combination of uniquestatistical techniques, video, teleconferencing, superlearning, and a three-level computer hierarchy.

EDUCATION

BS Electrical Engineering, University of Wisconsin, Madison, Wisconsin 1968

EXPERIENCE:


Self-employed technical writer, editor, and electrical engineering consultant. Las Vegas, NV 6/98 - Present


Film Funding, Inc. Las Vegas, NV 2/92 6/98

Started as Associate Producer. Promoted to Vice President and Chief Operating Officer July 1992. Edited screenplays and numerous business documents. Attended several inventors conferences and met with numerous inventors to obtain new business. Assisted with several business startups.

EG&G Special Projects, Las Vegas, NV 4/86 10/91

Senior Technical Writer Wrote software user's guides and theory of operation/maintenance manuals for radar and computer hardware using WPS/PLUS-VMS AND WordPerfect 5.0 for DEC's VMS. Edited proposals and reports using Word 5.2 on IBM PC compatible. Compiled cable and wire listings using Lotus 123. Developed engineering and publications document format standards. TS/SBI security clearance.


Hewlett-Packard Company, Cupertino, CA 10/84 7/85, 12/85 3/86

Technical Writing Consultant Wrote functional circuit theory for Operator Interface unit and Vehicle Interface Unit maintenance manuals. Came back to write software user's manuals and other miscellaneous documents.

Amdahl Corporations, Sunnyvale, CA 9/83 4/84

Senior Technical Writer Wrote power distribution system theory of operation manual for the large-scale Amdahl 580 mainframe computer. Used a 3270 terminal, SCRIFFW editor and EDGAR formatter.

Timex Corporation, Cupertino, CA 1/83 8/83

Senior Technical Writer Cleaned up specifications and schematics. Using a Wang word processor, wrote part of internal hardware manual on Timex 2000 computer. (Not completed due to facility move to Connecticut.)

Mohawk Data Sciences, Los Gatos, CA 9/82 11/82

Senior Technical Writer Technical consultant for circuit descriptions of microprocessor-based telecommunications products. Used CPMbased text editor.

Ampex Corporation, Redwood City, CA 10/79 5/81

Senior Technical Writer Principal author of theory of operation for commercial broadcast color television camera (most complicated TV camera sold). Wrote video signal generating, video signal processing, auto centering, power supply, controls, etc. Revised operator's manual and maintenance procedures.

Ramtek Corporation, Sunnyvale, CA 1/79 3/79

Senior Technical Writer Wrote manual for Interdata CPU/graphic display interface. Incorporated changes to other manuals. Verbatim Corporation, Sunnyvale, CA 9/78 - 1/79 Senior Technical Writer - Wrote manual for flexible diskette certifier with magnetic recording, op amp, and microprocessor theory.

Ampex Corporation, Redwood City, CA 10/77 1/78

Senior Technical Writer Revised tape transport manual to military specifications.

Amcomp, Sunnyvale, CA 9/79 - 5/77

Senior Technical Writer Wrote field service notes for tape and disk drives. Wrote manual for disk drive test unit.

Moore Systems, Sunnyvale, CA 11/75 - 6/76

Associate Engineer Documented supervisory control and data acquisition systems. Wrote manual for pulse output unit.

Ford Aerospace Corporation, Palo Alto, CA 10/75 - 11/75

Senior Publications Engineer Wrote computer channel interface theory to military specifications.

Control Data Corporation, Sunnyvale, CA 2/68 - 10/74

Engineer Writer Wrote manuals for hybrid analog/digital computer linkages, peripheral controllers, dual extended core storage controllers, I/O channel interfaces and switches, mainframe modifications, etc. Cost estimated and scheduled manuals. Trained new hardware writers. Developed format changes and new special hardware manual standard. Demonstrated ability to detect logic design errors. Found numerous errors in three projects and detected an error in three others which had escaped complete checkout. One such error required replacing 12 printed circuit cards.

Timothy J. Zelenka; Secretary/Treasurer

Timothy J. Zelenka, age 42, is Secretary/Treasurer and a Director of the Company. The highlights of his career includes stints as an independent Webmaster contractor for various financial services companies. He also has been a project manager for cellular telephone construction and a computer specialist for inventory control for an off-price wholesaler of designer clothing.

Wireless Internet Services, Inc., Las Vegas, NV, 2/99 - Present

Technical representative, web designer

Business Concepts, Inc., Las Vegas, NV, 8/97 - 2/99

Web master

Self Employed, Las Vegas, NV, 1/97 - 7/97

Web page designer

Nassiri, Inc., Las Vegas, NV, 8/95 - 12/96

Inventory Specialist

CommCon, aka North American Tower Service, Matthews, NC, 2/95 - 8/95

Project manager trainee

EDUCATION

Pennsylvania State University, Landscape Architecture and Hotel/Restaurant Management.

At this time, Gary C. Vesperman intends on spending approximately forty (40%) percent of each work week attending to the affairs of the Company and engaging in Company matters. Additionally and at this time, Mr. Timothy Zelenka intends on spending approximately ten (10%) percent of each work week attending to the affairs of the Company and engaging in Company matters.

ITEM 6. EXECUTIVE COMPENSATION

No compensation of directors or executive officers has been paid by the Company to date. The officers and directors of the Company are reimbursed for out-of-pocket expenses incurred on the Company's behalf. Beginning January 1, 2000, Mr. Vesperman, as an employee of the Company, will be compensated in the amount of Two Thousand Five Hundred ($2,500.00) Dollars per month; and, also beginning January 1, 2000, Mr. Zelenka, as an employee of the Company, will be compensated in the amount of Five Hundred ($500.00) Dollars per month.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

As aforesaid, the Company neither owns nor leases any real property. Office services are provided without charge by Gary C. Vesperman, the President and Director of the Company.

The Company's principal place of business is comprised of 250 square feet of operating space located at 3123 Trueno Road, Henderson, Nevada, 89014. As aforesaid, these accommodations are currently being provided to the Company, without charge, by Gary C. Vesperman.

In addition, Messrs. Vesperman and Zelenka are providing their services without charge to the Company until December 31, 1999. Beginning January 1, 2000, the Company intends to compensate Messrs. Vesperman and Zelenka as follows:

     - Mr. Vesperman, as an employee of the Company, will be compensated in the amount of Two Thousand Five Hundred ($2,500.00) Dollars per month; and

     - Mr. Zelenka, as an employee of the Company, will be compensated in the amount of Five Hundred ($500.00) Dollars per month.

At this time, there are no additional relationships or related transactions to be reported.

ITEM 8. LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's common stock is not listed for trading at this time. There are 37 record owners of the Company's stock. The Company has never paid a cash dividend and has no present intention of doing so in the foreseeable future.

On September 22, 1998, the Company filed a 15c211 with the National Association of Securities Dealers, Inc., in order for the Company to be listed on the Over-The-Counter Bulletin Board.

On January 14, 1999, the National Association of Securities Dealers, Inc., sent notice to the Company that in order to be listed on the Over-The-Counter Bulletin Board, the Company had to comply with NASD Rules 6530 and 6540. The Company's compliance with such Rules is a work in progress and is expected to be completed shortly.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

The following sales of unregistered Company Securities (Common Stock), were issued in accordance with certain exemptions from registration made available by the Federal Securities Laws. The exemption or exemptions utilized and relied upon by the Company in its offer and/or sale of certain unregistered Company Securities are provided by the Securities Act of 1933, as amended and as promulgated by the United States Securities and Exchange Commission (hereinafter "the Act"), and contained in sections 3(b) and/or 4(2) thereof. In addition, certain other exemptions from registration provided in Subsection 11 of Section
90.530 of the Nevada Revised Statutes pertaining to the offer and/or sale of unregistered Securities was relied upon by the Company.

On Oct. 18, 1986, Gary C. Vesperman, President and Founder, received 6,000 shares of Common Stock for organizational costs.

On January 13, 1998, Mr. Vesperman purchased 94,000 additional shares at $0.06742 per share, or, $6,331.58.

On January 13, 1998, Mr. Zelenka purchased 94,000 additional shares at $0.06742 per share, or, $6,742.11.

On July 7, 1998, the Company completed its offering of 600,000 shares of common stock which was made pursuant to Rule 504 of Regulation D. The company sold stock to 28 individuals, and received gross proceeds of $30,000.

In addition, on or about February 21, 1998, Mr. Vesperman gifted a total of 700 shares to his sister, nephews, and nieces. He retains no voting control over those shares. All such sales or transfers were made in reliance upon the exemption from registration provided by Section 4 of the Securities Act of 1933 as amended.

ITEM 11. DESCRIPTION OF SECURITIES.

Common Stock

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, of which 800,000 are issued and outstanding. The shares are non-assessable, without preemptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without preemptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a prorata basis all assets remaining after payment in full of all liabilities.

Shares Eligible for Future Sale

Of the issued and outstanding shares, 200,000 are subject to resale restrictions and, unless registered under the Securities Act of 1933 (the "Act") or exempted under another provision of the Act, will be ineligible for sale in the public market. Sales may be made after two years from their acquisition in accordance with Rule 144 promulgated under the Act.

In general, Rule 144 permits a person (or persons whose shares are aggregated) who has beneficially owned shares that were acquired privately (either directly from the Company or from an Affiliate of the Company) for at least one year, or who is an Affiliate of the Company, to sell within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 8,000 as of the date of this statement) or the average weekly trading volume in the Company's common stock during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions, or notice requirements. Sales of substantial amounts of the Common Stock of the Company in the public market could affect prevailing market prices adversely.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts, or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of incorporation and Bylaws limiting such liability. The Articles of Incorporation and Bylaws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and Bylaws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13. FINANCIAL STATEMENTS.

The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10SB.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Company's previous auditor was Bradford & Bradford P.C., CPA. The Company decided to use Kurt D. Saliger, CPA, to conduct its most recent audit. This change was made merely for the convenience of the Company, and there was no disagreement with Bradford & Bradford that led the Company to make this change.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS

Report of Independent Auditors, Bradford & Bradford, P.C. dated March 10, 1998, and Kurt D. Saliger, C.P.A, dated July 10, 1998, March 24, 1999, and August 26, 1999.

Balance Sheet as of December 31, 1997, January 13, 1998, July 7, 1998, December 31, 1998, and June 30, 1999.

Statement of Operation for the year ended 1996, 1997, and 1998.

Statement of Operations from January 1, 1999, through June 30, 1999.

Statement of Stockholders' Equity for the year ended 1996, 1997 and 1998. Statement of Stockholders' Equity from January 1, 1999, through June 30, 1999.

Statement of Cash Flows for the years ended 1996, 1997 and 1998. Statement of Cash Flows from January 1, 1999, through June 30, 1999.

Notes to Financial Statements

EXHIBITS

Exhibit
   No.
-------
   3(i)    Articles of Incorporation of Hiking Adventures, Inc.*

   3(ii)   By-Laws of Hiking Adventures, Inc.*

  10       Material Contract between Hiking Adventures, Inc., and Business Concepts, Inc.*

  16       Letter regarding Change of Certifying Accountant.*

  23       Consents of Experts $ Counsel

  24       Opinion of Counsel

  99       Hiking Adventures, Inc.'s Plan of Operation for Fiscal Year Beginning July 1, 1999,
           through June 30, 2000*

  27       Financial Data Schedule*


* The Company hereby incorporates by reference all exhibits filed with the Registration Statements on September 1, 1999 that are not included herewith.


SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Hiking Adventures, Inc.



                                        By: /s/ GARY C. VESPERMAN
                                            ------------------------------------
                                            Gary C. Vesperman

                           INDEPENDENT AUDITORS REPORT


Board of Directors
Hiking Adventures, Inc.
Las Vegas, Nevada


     I have audited the accompanying balance sheet of Hiking Adventures, Inc. (a development stage company), as of June 30, 1999; and the related statement of operations, stockholders equity and cash flows for the period ended June 30, 1999. These financial statements are the responsibility of the Companys management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hiking Adventures, Inc. at June 30, 1999; and the results of their operations and their cash flows for the period ended June 30, 1999 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Managements plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KURT D. SALIGER
----------------------
Kurt D. Saliger C.P.A.
Las Vegas, Nevada
August 26, 1999

                             HIKING ADVENTURES, INC.
                           A Development Stage Company
                                  BALANCE SHEET
                                  JUNE 30, 1999

                                     ASSETS

CURRENT ASSETS
  Cash                                                                  $40,785
  Accounts Receivable                                                         0
  TOTAL CURRENT ASSETS                                                   40,785
PROPERTY AND EQUIPMENT, NET                                               1,200
ORGANIZATION COSTS, NET                                                     186
                                                                        -------
    TOTAL ASSETS                                                        $42,171
                                                                        =======

                       LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES

  Accounts Payable                                                      $ 3,550
  Deferred Income                                                        15,000
                                                                        -------
    TOTAL CURRENT LIABILITIES                                           $18,550
                                                                        =======

STOCKHOLDERS EQUITY
   Common Stock, $.001 par value
     authorized 50,000,000 shares;
     issued and outstanding at
     June 30, 1999               800,000 shares                             800

   Additional Paid In Capital                                            44,192

   Deficit Accumulated During
     Development Stage                                                  (21,371)
                                                                        -------
   TOTAL STOCKHOLDERS EQUITY                                            $23,621
                                                                        =======

     TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                          $42,171
                                                                        =======

                 See accompanying notes to financial statements.

                             HIKING ADVENTURES, INC.
                           A Development Stage Company
                             STATEMENT OF OPERATIONS

                                                                                   October 7, 1996
                                                  January 1, 1999                    (Inception)
                                                 to June 30, 1999                 to June 30, 1999
                                                 ----------------                 ----------------
Revenue                                              $      0                         $ 16,888
                                                     --------                         --------
TOTAL INCOME                                         $      0                         $ 16,888
                                                     ========                         ========

EXPENSES

General and Administrative                           $  4,847                         $ 37,728
Amortization & depreciation                               192                              531
                                                     --------                         --------
TOTAL EXPENSES                                          5,039                         $ 38,259
                                                     --------                         --------
NET PROFIT (LOSS)                                    $ (5,039)                        $(21,371)
                                                     ========                         ========
NET PROFIT (LOSS)
PER SHARE                                            $(0.0063)                        ($0.0267)
                                                     ========                         ========

AVERAGE NUMBER OF
SHARES OF COMMON
STOCK OUTSTANDING                                     800,000                          800,000
                                                     ========                         ========

                 See accompanying notes to financial statements.

                             HIKING ADVENTURES, INC.
                           A Development Stage Company
                   STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

                                  June 30, 1999

                                                     Common Stock                                  (Deficit)
                                                -----------------------                            Accumulated
                                                Number                          Additional           During
                                                  of                             Paid In           Development
                                                Shares           Amount          Capital              Stage
                                                ------           ------         ----------         -----------
October 18,1996 issued for cash (Note 2)         6,000            $  6           $   407

Net Income, 10-18-96 (inception) to 12-31-96                                                         $    (21)
                                               -------            ----           -------             --------
Balance, Dec. 31, 1996                           6,000               6               407                  (21)
Net (Loss), 12-31-97                                                                                      (84)
                                               -------            ----           -------             --------
Balance, Dec. 31, 1997                           6,000               6               407                 (105)


January 13, 1998 issued for cash (Note 2)      194,000             194            12,885

July 7, 1998 issued for cash (Note 2)          600,000             600            29,400

July 7, 1998 computer issued to company                                                                 1,500
Net (Loss), 12-31-98                                                                                  (16,227)
Net (Loss), 06-30-99                                                                                   (5,039)
                                               -------            ----           -------             --------
Balance June 30, 1999                          800,000            $800           $44,192             $(21,371)
                                               =======            ====           =======             =======

                 See accompanying notes to financial statements.

                             HIKING ADVENTURES, INC.
                           A Development Stage Company
                             STATEMENT OF CASH FLOWS

                                                                    October 7, 1996
                                                January 1, 1999        (Inception)
                                                to June 30, 1999    to June 30, 1999
                                                ----------------    ----------------
CASH FLOWS FROM FROM OPERATING ACTIVITIES

Net Income (Loss)                                    $ (5,039)         $(21,371)

Amortization & depreciation                               190               527
Accounts Receivable decrease                                0                 0
Accounts Payable increase                               3,550             3,550
Deferred Income increase                               15,000            15,000
                                                     --------          --------
CASH FLOWS FROM FROM OPERATING ACTIVITIES              13,701            (2,294)

Issue Common Stock                                          0            43,079
Additional Paid In Capital                                  0                 0
                                                     --------          --------

Net increase
(decrease) in Cash                                     13,701            40,785

Cash Beginning of Period                               27,084                 0

Cash
                                                     --------          --------
June 30, 1999                                        $ 40,785          $ 40,785
                                                     ========          ========

                 See accompanying notes to financial statements.

                             HIKING ADVENTURES, INC.
                           A Development Stage Company
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company was organized October 7, 1996 under the corporate laws of the State of Nevada, as Hiking Adventures, Inc. (the Company). The Company is primarily a development stage company in accordance with SFAS #7, and has no operations. The Company is in the business of publishing and marketing a collection of hiking trail guides. The Company also plans to research the feasibility and marketing appeal of electronically providing hiking information services to hikers.

     On July 7, 1998, the Company successfully completed an offering of its common stock under Regulation D, Rule 504 of the Securities Act of 1933 for 600,000 common shares of stock at $0.001 per share for $30,000.

     The Company has not determined its accounting policies and procedures, except as follows:

     1.   The Company uses the accrual method of accounting.

     2. Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS No. 128), Earnings Per Share. Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented. Accordingly, basic and diluted loss per share are the same for all periods presented.

     3.   Organization costs of $415 are being amortized over a period of sixty
     (60) months commencing October 18, 1996.

     4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 2 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. Please see the deferred income note #5 and management's financial plan of operations incorporated herein as note #6.

     As of the period reflected in this financial statement, the Company had no current source of revenue. However, the Company's accountant has been advised that the Company has entered into an agreement with Business Concepts, Inc., for the publication and sale of 60,000 Hiking Guide Books over the next 18 months. (See note #5 - Deferred Income.) This infusion of capital should, in all likelihood, provide the Company with sufficient capital necessary to operate and be characterized as a going concern by realizing assets and liquidating liabilities in the normal course of business. In this regard, the Company maintains sufficient cash on had to meet its publication obligations pursuant to the agreement.

     In the event that Business Concepts, Inc. is unable to meet its obligations under the agreement, then it would be unlikely for the Company to continue as a going concern. The Company has informed its accountant that in the event Business Concepts, Inc. is unable to meet its obligations under the agreement, the Company will seek an infusion of additional capital through sale of stock.

NOTE 4 - RELATED PARTY TRANSACTION

     The Company neither owns or leases any real property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly have not been reflected therein. The officers and directors of the Company are involved in other business activities, and may, in the future, become active in other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their own business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - DEFERRED INCOME

     The Company has entered into an agreement with Business Concepts, Inc. to sell them over 60,000 hiking guide books over the next (18) eighteen months. On June 30, 1999 Business Concepts, Inc. paid an initial payment of $15,000 to be applied to a future shipment of hiking guide books expected to be published around August 1, 1999. The total value of the business agreement in total sales should approximate $177,000 for the 60,000 guide books. The initial $15,000 payment is classified as deferred income on the financial statements.

NOTE 6 - MANAGEMENT'S PLAN OF OPERATIONS

     HIKING ADVENTURES, INC.

     PLAN OF OPERATIONS

     For Fiscal Year beginning July 1, 1999 and ending June 30, 2000.

     RESULTS OF OPERATION

     The Company's Results of Operations prior to July 1999 are reflected in the accompanying Independent Auditor's Report.

     LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 1999, the Company's current assets were $27,291 and its current liabilities were $0.00 The current assets exceeded current liabilities by $27,291. As of August 1999, the first delivery of hiking guides under an Agreement dated June 10, 1999 attached as reference to the Registration Statement as Exhibit 10, the Company will be considered a going concern. A going concern, by its terms, contemplates the realization of assets and liquidation of liabilities in the normal course of business.

     Total assets are expected to significantly increase as a result of an Agreement, dated June 10, 1999, to $121,825.80 over the base contract period July 1999 through June 2000. (This asset projection includes no assumptions based on other potential operations considered by the company). Total liabilities are expected to remain at $0.00.

     Stockholders' equity (deficit) of ($17,701) accumulated during development stage should not increase over the next twelve (12) months. To increase its capital position and begin operations, the Company entered into a contract (Agreement) with Business Concepts, Inc., a Nevada Corporation, dated June 10, 1999. (See Exhibit 10 to Registration Statement.)

     A significant, albeit estimated, commitment for the Company during the next twelve (12) months will be the publishing and delivery of 60,000 hiking guides. Other significant commitments for the Company will be to establish a Company web-site on the Internet providing information services and guides to hikers.

     From August 1, 1999, through the sixteen (16) months ending November 1, 2000, management believes that the Company can satisfy its cash requirements. In the event that Business Concepts, Inc., is unable to meet its obligations under the terms of the Agreement, the Company anticipates that it will raise additional operating capital, as needed, by stock sales.

     Management does not anticipate any purchases or sales of plant and/or significant equipment, nor does management expect any significant changes in the number of its employees.

     There are currently no required allocations for compliance with environmental regulations.

     EMPLOYEES

     The Company currently employs two people. The Company's President devotes 40% of his time to Company affairs and the Company's Secretary/Treasurer devotes 10% of his time to further the Company's objectives and business plan.

     MANAGEMENT'S PLAN OF OPERATION

     The Company's plan of operation for the next three years is to expand operations, subject to availability of capital, by printing 11 additional hiking guides covering the West Coast and expanding subscriber participation via the Internet. To accomplish this objective the Company intends to retain the services of seasoned Internet business professionals, including web-page designers. With current Internet usage statistics along with the growth associated therewith, the Company believes that it will be provided with an avenue for expansion into markets that the Company's capitalization would not have allowed them to previously reach absent Internet technology. The Company believes that through such a means, expansion without debt service may be possible.

     The Company is in the process of expanding by initiating development of its web-page, which is expected to be placed on all major Internet search engines. This will allow the Company's target market access to a web-site that provides information and hiking guides for many regional recreational areas.

     The Company plans on acquiring, subject to availability of capital, new computer equipment which should streamline, accelerate and increase the capacity for marketing hiking guides and associated editorial matter regarding many vacation markets to hikers around the globe.

     THE COMPANY

     The proposed business of the Company is to provide hiking guides. From inception through the date of the Agreement, the Company conducted no business other than organizational activities.

     As of January 13, 1998, the Officers had each purchased 100,000 shares of common stock for a total consideration of $13,494. The Company on that date had 200,000 issued and outstanding shares.

     On July 6, 1998, the Company completed a Regulation D 504 offering for $30,000 (600,000 shares). Accordingly, the total issued and outstanding shares rose to 800,000.

     On April 8, 1999, the Company filed Registration Statement on Form 10-SB.

     On June 10, 1999, the Company entered into an Agreement with Business Concepts Incorporated, a Nevada Corporation. On June 30, 1999, Business Concepts, Inc., made an initial payment of $15,000 to be applied to a future shipment of hiking guides expected to be published on or about August 1, 1999. (See Note 5 - Audited Financial Statements dated June 30, 1999.) The essential terms of the Agreement are contained in Exhibit 10 to the Registration Statement.

     MILESTONES

     The Company is currently in the development stage and expects to reach milestones more fully set forth below. The Company currently has a contract to deliver the three distinct guides.

     COMPLETION

     Complete first guide, print, and deliver August 1, 1999

     Begin Online Sales (web-site) September 15, 1999

     Complete second guide, print, and deliver October 1, 1999

     Complete third guide, print, and deliver December 1, 1999

     Begin Compensation plan for officers and acquire offices other than currently provided by President January 1, 2000

     In the event that the Company is unable to achieve the certain milestones and fulfill the Agreement dated June 10, 1999, the Company could suffer severe cash flow problems and may cease at that point to be a viable commercial entity.

     WORKING CAPITAL REQUIREMENTS

     The Company does not anticipate having any cash flow or liquidity problems over the fiscal period covered by the Agreement dated June 10, 1999.

     The Company is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. There are no trade payables. The Company is not subject to any unsatisfied judgments, liens or settlement obligations.

     RISK FACTORS FORESEEN BY MANAGEMENT

     A    SUCCESS OF BUSINESS - The Company may not be successful in its effort to further its business. Even if the Company were to successfully meet the goals set forth in its business plan, such goals may not be achieved within the time frames set forth. The limited extent of the Company's assets and the Company's stage of development as well as the Company's limited operating history make it subject to the risks associated with start-up companies.

     B    MANAGEMENT - The Company's present management structure, although adequate for the early stage of its operations, will likely require significant augmentation as operations commence and expand. The Company's ability to recruit and retain capable and effective individuals is unknown, although there appear to be many such people within the industry worldwide.

     C    COMPETITION - The Company intends to enter into markets, which are relatively new and are, therefore, difficult to predict in terms of the level of demand for the Company's product and services. In addition, such markets are or likely will be subject to intense competition from both private and public businesses nationally and/or around the world, many of who have greater financial and technical resources than the Company. Such competition as well as any future competition may adversely affect the Company's success in the marketplace. There can be no assurance that the Company will be able to successfully compete in such a highly competitive marketplace.

     D    FINANCIAL ASSUMPTIONS - The Company will rely on internally prepared forecasted financial statements, which are predicated on certain assumptions, including assumptions of revenue and expense and the occurrence of certain future events, which in turn were based on management's considered assessment of prevailing conditions and management's best estimates of future events. Should, for example the Company's actual costs exceed the assumed levels, then the impact on the Company's projected profits would be adverse. In the final analysis, any return to an investor in the Company will in large part be determined by management's ability to execute the Company's plan as projected, and there can be no assurances of success provided.

     E    PUBLIC MARKET - There is not now, and there may never be, a public market of any kind for the securities issued by the Company. There is no assurance that the price of the Company's shares in any market, which may develop will be greater than the offering price. As a result of these factors, holders of the Company's Common Stock may not be able to liquidate their investment.

     F    PENNY STOCK - The Company's securities may be deemed a penny stock, as defined by Rule 3a51-1 of the Securities and Exchange Act of 1934, as amended. Such as designation could have a material adverse effect on the development of the public market for shares of the Company's common stock or, if such a market develops, its continuation, since broker-dealers are required to personally determine whether an investment in any security is suitable for customers prior to any solicitation of any offer to purchase these securities. Compliance with procedures relating to sale by broker-dealers of A penny stocks may make it more difficult for purchasers of the Company's common stock to resell their shares to third parties or to otherwise dispose of such shares.

     G    ABILITY TO RAISE ADDITIONAL CAPITAL - The Company at this time does not anticipate the necessity for any additional capital, but if additional funds for expansion and/or growth are not available, the investors may lose their entire investment. Additional financing may come in the form of securities offerings or from bank financing. If additional shares are issued to raise capital, existing shareholders will suffer a dilution of their stock ownership in the Company, however, the book value of their shares should not be diluted, provided additional shares are sold at a price greater then that paid by the shareholder.

     H    POTENTIAL CONFLICTS OF INTEREST - There are various interrelationships between the officers and directors of the company, which create conflicts of interest that might be detrimental to the Company. The officers and directors will not be able to devote full time to the affairs of the company as each has other business interests to which they devote some of their time.

     I    NO FORESEEABLE DIVIDENDS - The Company does not anticipate paying any dividends on its Common Stock in the foreseeable future.

     J    INTELLECTUAL PROPERTY - The Company does not have any patents for its technology and there can be no assurance that the Company will be able to protect its proprietary rights from use by its competitors. The commercial success of the Company may also depend upon its products and services not infringing any intellectual property rights of others and upon no such claims of infringement being made.

     K    CURRENT TECHNOLOGY - The technology necessary to create a service such as the one the Company will be offering exists today and is readily accessible, therefore, there is an ease of entry and exit for would-be competitors.

     L    INTERNET - Use of the Internet by consumers is at a very early stage of development, and market acceptance of the Internet as a medium is subject to a high level of uncertainty. The company expects to experience significant fluctuations in operating results in future periods due to a variety of factors, including, but not limited to, (i) market acceptance of the Internet as a medium for consumers, (ii) the Company's ability to create and deliver Internet content in order to attract users to its web-sites to purchase its product and/or services, and to attract advertisers to it web-sites, (iii) there can be no assurance that the Company's content will be attractive to a sufficient number of users to generate significant revenues, (iv) intense competition from other providers of related content over the Internet, (v) delays or errors in the Company's ability to effect electronic commerce transactions, (vi) the Company's ability to upgrade and develop its systems and infrastructure in a timely and effective manner (vii) technical difficulties, system downtime or Internet brownouts, (viii) the Company's ability to attract customers at a steady rate and maintain customer satisfaction, (ix) seasonality of the industry, (x) seasonality of advertising sales, (xi) Company promotions and sales programs, (xii) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure and the implementation of marketing programs, key agreements and strategic alliances, (xiii) the level of returns experienced by the Company; and (xiv) general economic conditions and economic conditions specific to the Internet.

     Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this filing, potential investors should keep in mind other possible risks that could be important.

                            BRADFORD & BRADFORD, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS
                              34415 EASTERN AVENUE
                             LAS VEGAS, NEVADA 89109


Board of Directors
Hiking Adventures. Inc.
(A Development Stage Company)

We have audited the accompanying balance sheet of Hiking Adventures, Inc. (a Development Stage Company) as of January 13, 1998, and the related statements of operations, shareholders equity and cash flows for the periods from October 18, 1996 (inception) to January 13, 1998. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hiking Adventures, Inc. (a Development Stage Company) as of January 13, 1998, and the results of its operations and cash flows for the periods from October 18, 1996 (inception) to January 13, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Managements plan in regards to these matters are also described in Note
2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/


March 10, 1998

                             HIKING ADVENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                JANUARY 13, 1998


                                     ASSETS


CURRENT ASSETS
Cash and interest bearing deposits                                     $     40

Other assets                                                             13,302
                                                                       --------
TOTAL ASSETS                                                           $ 13,342
                                                                       ========


                      LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES
Current liabilities                                                    $      0
    Total current liabilities                                          $      0

Shareholders equity
Common stock ($.001 par value,
    50,000,000 shares authorized,
    200,000 shares issued and outstanding)                                  200
Additional paid-in capital                                               13,294
Deficit accumulated during development stage                               (152)
    Total shareholders equity
                                                                       --------
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY                              $ 13,342
                                                                       ========

             SEE INDEPENDENT AUDITORS REPORT AND ACCOMPANYING NOTES

                             HIKING ADVENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
      FOR THE PERIODS OCTOBER 18, 1996 (INCEPTION) THROUGH JANUARY 13,1998


                           Inception through     Year ended        Period ended
                           December 31, 1996  December 31, 1997  January 13. 1998
                           -----------------  -----------------  ----------------
Revenue                       $       0         $       0         $       0

EXPENSES
Amortization                         21                84                 7
Bank charges                          0                 0                40
                              ---------         ---------         ---------
Net loss                      $     (21)        $     (84)        $     (47)

Weighted number of
    shares outstanding            6,000             6,000           200,000

Net loss per share            $   .0035         $    .014         $   .0002

             SEE INDEPENDENT AUDITORS REPORT AND ACCOMPANYING NOTES

                             HIKING ADVENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENTS OF SHAREHOLDERS EQUITY
      FOR THE PERIODS OCTOBER 18,1996 (INCEPTION) THROUGH JANUARY 13, 1998

                                   NUMBER OF                      ADDITIONAL
                                    COMMON          COMMON         PAID IN        ACCUMULATED
                                    SHARES          STOCK          CAPITAL          DEFICIT           TOTAL
                                   ---------       --------       ----------      -----------        --------
EQUITY

October 18, 1996,
Common shares issued
for cash. Par value
$.001 per share                       6,000        $      6        $    409         $      0         $    415

Net loss, December 31. 1996               0               0               0              (21)             (21)

Balance, December 31. 1996            6,000               6             409              (21)             394

Net loss, December 31, 1997               0               0               0              (84)             (84)

Balance, December 31. 1997            6,000               6             409             (105)             310

January 13, 1998,
Common shares issued
for cash. Par value
$.001 per share                     194,000             194          12,885                0           13,079
                                    -------        --------        --------         --------         --------
Net loss, January 13, 1998                0               0               0              (47)             (47)
                                    -------        --------        --------         --------         --------
                                    200,000        $    200        $ 13,294         $   (152)        $ 13,342
                                    =======        ========        ========         ========         ========

             SEE INDEPENDENT AUDITORS REPORT AND ACCOMPANYING NOTES

                             HIKING ADVENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
      FOR THE PERIODS OCTOBER 18,1996 (INCEPTION) THROUGH JANUARY 13. 1998

                                                 Inception through        Year ended         Period ended
                                                 December 31, 1996     December 31, 1997   January 13. 1998
                                                 -----------------     -----------------   ----------------
Cash flows from operation activities
Net loss                                             $    (21)            $    (84)            $    (47)
Amortization expense                                       21                   84                    7
Increase in other assets                                 (415)                   0              (12,999)
                                                     --------             --------             --------
Net cash used by operating activities                    (415)                   0              (13,039)

Cash flows from financing activities:
Proceeds from issuance
    of common stock                                       415                    0               13,079
                                                     --------             --------             --------
Net cash provided by financing activities                 415                    0               13,079

Net increase in cash and
    interest bearing deposits                               0                    0                   40
                                                     --------             --------             --------
Cash and interest bearing deposits
Beginning balance                                           0                    0                    0
                                                     --------             --------             --------
Ending balance                                              0                    0                   40
                                                     ========             ========             ========

             SEE INDEPENDENT AUDITORS REPORT AND ACCOMPANYING NOTES

                             HIKING ADVENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
      FOR THE PERIODS OCTOBER 18,1996 (INCEPTION) THROUGH JANUARY 13. 1998

1.   Summary of significant accounting policies

     Organization - Hiking Adventures, Inc. is a corporation formed in the state of Nevada in October 1996, which produces hiking catalogs. The Company has no operations and in accordance with SFAS #7, is considered a development stage company.

     Accounting method - The Company uses the accrual method of accounting.

     Organization costs - Organization costs, consist of incorporation fees and consulting regarding the Company's initial public offering, and are being amortized over a periods of sixty (60) months.

     Net loss per share - Net loss per share is calculated using the weighted average number of shares of common stock outstanding.

     Fair value of financial instruments - The carrying amount of cash approximates the fair value because of the short maturity of this instrument.

2.   Going concern

     The company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

3.   Common stock

     Issued common stock consists of the following:

         Shareholder                        No. of shares              Date receive
         -----------                        -------------              ------------
         Gary C. Vesperman                         6,000                   10/18/96
         Gary C. Vesperman                        94,000                    1/13/98
         Timothy J. Zelenka                      100,000                    1/13/98


4.   Warrants and options

     There are no warrants or options outstanding to acquire any additional shares of common stock.

                         SEE INDEPENDENT AUDITORS REPORT

                             HIKING ADVENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
      FOR THE PERIODS OCTOBER 18, 1996 (INCEPTION) THROUGH JANUARY 13, 1998


5.   RELATED PARTY TRANSACTION

     The Company neither owns or leases any real property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities, and may. in the future, become involved in another business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their own business interests. The Company has not formulated a policy for the resolution of such conflicts.

6.   COMMITMENTS AND CONTINGENCIES

     The Company plans to file a Regulation D504 with the State of Nevada for the sale of shares of common stock. The number of shares to be issued has not yet been determined.

                         SEE INDEPENDENT AUDITORS REPORT

                             HIKING ADVENTURES, INC.

                              FINANCIAL STATEMENTS

                                  JULY 7, 1998

                             KURT D. SALIGER, C.P.A.
                           Certified Public Accountant

Member American Institute of Certified Public Accountants
Member Nevada Society of Certified Public Accountants

                           INDEPENDENT AUDITORS REPORT

Board of Directors
Hiking Adventures, Inc.
Las Vegas, Nevada

     I have audited the accompanying balance sheet of Hiking Adventures, Inc. (a development stage company), as of July 7, 1998, and the related statements of operations, stockholders equity and cash flows for the period from January 1, 1998 to July 7, 1998. These financial statements are the responsibility of the Companys management. My responsibility is to express an opinion on these financial statements based on my audit in accordance with standards established by the American Institute of Certified Public Accountants.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hiking Adventures, Inc. as of July 7, 1998 and the results of their operations and their cash flows for the period from January 1, 1998 to July 7, 1998 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Managements plan in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KURT D. SALIGER
----------------------------------
Kurt D. Saliger C.P.A.
July 10, 1998


           2950 So. Rainbow Blvd., Suite 260, Las Vegas, Nevada 89102
                    Phone: (702) 367-1988 Fax: (702) 365-6099

                             HIKING ADVENTURES, INC.
                           A Development Stage Company
                                 BALANCE SHEET
                                  July 7, 1998

                                     ASSETS

CURRENT ASSETS
         Cash                                                            $ 32,654
         Accounts Receivable                                                    0
                                                                         --------
TOTAL CURRENT ASSETS                                                     $ 32,654

OTHER ASSETS
         Organization Costs                                              $    415
         Less: Accumulated Amortization                                  ($   147)
                                                                         --------
         TOTAL OTHER ASSETS                                              $    268
                                                                         --------
                  TOTAL ASSETS                                           $ 32,922
                                                                         ========


                       LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES
         Accounts Payable                                                $    200
                                                                         --------
         TOTAL CURRENT LIABILITIES                                       $    200

LONG-TERM DEBT                                                           $      0

STOCKHOLDERS EQUITY
  Common Stock, $.001 par value
  authorized 50,000,000 shares
  issued and outstanding at July 7, 1998
  800,000 shares                                                         $    800

         Additional Paid In Capital                                      $ 42,694

         Deficit Accumulated
         During Development Stage                                        ($10,772)
                                                                         --------
         TOTAL STOCKHOLDERS EQUITY                                       $ 32,722
                                                                         --------
                                     TOTAL LIABILITIES AND
                                     STOCKHOLDERS EQUITY                 $ 32,922
                                                                         ========

                See accompanying notes to financial statements.

                             HIKING ADVENTURES, INC.
                           A Development Stage Company
                             STATEMENT OF OPERATIONS
                         January 1, 1998 to July 7, 1998

INCOME
Revenue                                                               $  16,288
                                                                      ---------
TOTAL INCOME                                                          $  16,288

EXPENSES
Amortization                                                          $      42
General and Administrative                                            $  26,913
                                                                      ---------
TOTAL EXPENSES                                                        $  26,955
                                                                      ---------
NET PROFIT (LOSS)                                                     $ (10,667)
                                                                      =========
NET PROFIT (LOSS)
PER SHARE                                                             $ (0.0133)
                                                                      =========

AVERAGE NUMBER OF
SHARES OF COMMON
STOCK OUTSTANDING                                                       800,000
                                                                      =========

                See accompanying notes to financial statements.

                             HIKING ADVENTURES, INC.
                           A Development Stage Company
                        STATEMENT OF STOCKHOLDERS EQUITY
                                  July 7, 1998

                                                     Common Stock                                        (Deficit)
                                               ------------------------                                Accumulated
                                               Number                              Additional             During
                                                Of                                  Paid In            Development
                                               Shares            Amount             Capital               Stage
                                              -------            ------           -----------         --------------
Balance
    December 31 1997                            6,000            $    0               $409              $   (105)

Issued for cash
    January 13, 1998                          194,000            $  194            $12,885

Issued for cash
    July 7, 1998                              600,000            $  600            $29,400

(Net Loss) January 1,
1998 to July 7, 1998                                                                                    $(10,667)
                                              -------            ------            -------              --------
Balance July 7, 1998                          800,000            $  800            $31,500              $(10,772)
                                              =======            ======            =======              ========


                 See accompanying notes to financial statements.

                             HIKING ADVENTURES, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                         January 1, 1998 to July 7, 1998

CASH FLOWS FROM OPERATING ACTIVITIES
         Net Income (Loss)                                             $(10,667)

         Amortization                                                  $     42
         Increase in accounts payable                                  $    200
                                                                       ========
         Net Cash (Used) In
                  Operating Activity                                   $(10,425)

CASH FLOWS FROM FINANCING ACTIVITIES
         Issuance of common stock for cash                             $ 43,079
                                                                       --------
         Net increase in cash                                          $ 32,654


         Cash, January 1, 1998                                         $      0
                                                                       --------
         Cash, July 7, 1998                                            $ 32,654

                 See accompanying notes to financial statements.

                             HIKING ADVENTURES, INC.
                           A Development Stage Company
                          NOTES TO FINANCIAL STATEMENTS
                                  July 7, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The Company was organized October 7, 1996 under the corporate laws of the State of Nevada, as Hiking Adventures, Inc. (the Company). The Company is primarily a development stage company in accordance with SFAS #7, and has no operations.

          On July 7, 1998, the Company successfully completed an offering of its common stock under Regulation D, Rule 504 of the Securities Act of 1933 for 600,000 common shares of stock at $0.001 per share for $30,000.

          The Company has not determined its accounting policies and procedures, except as follows:

          1. The Company uses the accrual method of accounting.

          2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

          3. Organization costs of $415 are being amortized over a period of sixty (60) months commencing October 18, 1998.

          4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.


NOTE 2 - GOING CONCERN

          The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

                             HIKING ADVENTURES, INC.
                           A Development Stage Company
                          NOTES TO FINANCIAL STATEMENTS
                                  July 7, 1998


NOTE 3 - WARRANTS AND OPTIONS

          There are no warrants or options outstanding to acquire any additional shares of common stock.


NOTE 4 - RELATED PARTY TRANSACTION

          The Company neither owns or leases any real property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly have not been reflected therein. The officers and directors of the Company are involved in other business activities, and may, in the future, become active in other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their own business interests. The Company has not formulated a policy for the resolution of such conflicts.

                             HIKING ADVENTURES, INC.

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1997
                                DECEMBER 31, 1998

                             KURT D. SALIGER, C.P.A.
                           Certified Public Accountant

Member American Institute of Certified Public Accountants
Member Nevada Society of Certified Public Accountants

                           INDEPENDENT AUDITORS REPORT

    Board of Directors
    Hiking Adventures, Inc.
    Las Vegas, Nevada


              I have audited the accompanying balance sheets of Hiking Adventures, Inc. (a development stage company) as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders equity and cash flows for each of the years in the period ended December
    31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

              I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provides a reasonable basis for my opinion.

              In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hiking Adventures, Inc. as of December 31, 1998 and 1997, and the results of their operations and its cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

              The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Managements plan in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




    /s/ KURT D. SALIGER
    -----------------------
    Kurt D. Saliger C.P.A.
    March 24, 1999


               5000 W. Oakey C Suite A-4 C Las Vegas, Nevada 89146
                    Phone: (702) 367-1988 Fax: (702) 870-8388

                             HIKING ADVENTURES, INC.
                           A Development Stage Company
                                 BALANCE SHEETS

                                                                                     December 31,     December 31,
                                                                                         1998             1997
                                                                                     ------------     ------------
                                        ASSETS
CURRENT ASSETS
         Cash                                                                         $ 27,084         $      0
         Accounts Receivable                                                          $      0         $      0
                                                                                      --------         --------
                  TOTAL CURRENT ASSETS                                                $ 27,084         $      0
PROPERTY AND EQUIPMENT, NET                                                           $  1,350         $      0
OTHER ASSETS                                                                          $    228         $    310
                                                                                      --------         --------
         TOTAL ASSETS                                                                 $ 28,662         $    310
                                                                                      ========         ========

                           LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES
         Accounts Payable                                                             $      0         $      0
         Accrued Liabilities                                                          $      0         $      0
         Current Portion, Long Term Debt                                              $      0         $      0
                                                                                      --------         --------
                  TOTAL CURRENT LIABILITIES                                           $      0         $      0
LONG-TERM DEBT                                                                        $      0         $      0
STOCKHOLDERS EQUITY
         Common Stock, $.001 par value
         authorized 50,000,000 shares;
         issued and outstanding 6,000 and
         800,000 shares, respectively                                                 $    800         $      6
         Additional Paid In Capital                                                   $ 44,194         $    409
         Deficit Accumulated
                  During Development Stage                                            $(16,332)        $   (105)
                                                                                      --------         --------
                  TOTAL STOCKHOLDERS EQUITY                                           $ 28,662         $    310
                                                                                      --------         --------

                           TOTAL LIABILITIES AND
                           STOCKHOLDERS EQUITY                                        $ 28,662         $    310
                                                                                      ========         ========

              See accompanying notes to financial statements.

                             HIKING ADVENTURES, INC.
                           A Development Stage Company
                             STATEMENT OF OPERATIONS




                                                    For the              For the
                                                   year ended          year ended
                                                  December 31,        December 31,
                                                      1998                1997
                                                  ------------        ------------

REVENUES                                            $  16,888          $       0
COSTS OF REVENUES                                   $       0          $       0
                                                    ---------          ---------
         GROSS PROFIT                               $  16,888          $       0

OPERATING EXPENSES
         Selling, general and
                  Administrative                    $  32,883          $       0
         Amortization and depreciation              $     232          $      84
                                                    ---------          ---------
         TOTAL OPERATING EXPENSES                   $  33,115          $      84

         INCOME (LOSS) FROM OPERATIONS              $ (16,227)         $     (84)
OTHER INCOME (EXPENSES)
         Gain on sale of assets                     $       0          $       0
         Interest expense                           $       0          $       0
                                                    ---------          ---------
INCOME (LOSS) BEFORE INCOME TAXES                   $ (16,227)         $     (84)
         Income Taxes                               $       0          $       0
                                                    ---------          ---------
         NET PROFIT (LOSS)                          $ (16,227)         $     (84)
                                                    =========          =========

         NET PROFIT (LOSS)
         PER SHARE                                  $ (0.0203)        $  (0.014)
                                                    =========         =========
         AVERAGE NUMBER OF
         SHARES OF COMMON
         STOCK OUTSTANDING                            800,000             6,000
                                                    =========         =========


                See accompanying notes to financial statements.

                             HIKING ADVENTURES, INC.
                           A Development Stage Company
                   STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
                                December 31, 1998


                                      Common Stock                           (Deficit)
                                -----------------------                     Accumulated
                                   Number                     Additional      During
                                    Of                         Paid In      Development
                                   Shares       Amount         Capital         Stage
                                ---------      --------      -----------    -----------
October 18, 1996
Issued for cash (Note 2)            6,000      $      6      $     409

Net Income, 10-18-96
(inception) to 12-31-96                                                     $     (21)
                                ---------      --------      ---------      ---------
Balance Dec. 31, 1996               6,000      $      6      $     409      $     (21)

Net (Loss), 12-31-97                                                        $     (84)
                                ---------      --------      ---------      ---------
Balance Dec. 31, 1997               6,000      $      6      $     409      $    (105)


January 13, 1998
Issued for cash (Note 2)          194,000      $    194      $  12,885

July 7, 1998
Issued for cash (Note 2)          600,000      $    600      $  29,400

July 7, 1998
Computer issued to company                                                  $   1,500

(Net Loss), 12-31-98                                                        $ (16,227)
                                ---------      --------      ---------      ---------
Balance December
         31, 1998                 800,000      $    800      $  31,500      $ (16,332)
                                =========      ========      =========      =========


                 See accompanying notes to financial statements

                             HIKING ADVENTURES, INC.
                           A Development Stage Company
                             STATEMENT OF CASH FLOWS


                                             January 1            January 1         October 7,1996
                                                 to                   to             (inception)to
                                         December 31, 1997     December 31, 1997    December 31,1997
                                         -----------------     -----------------    -----------------
CASH FLOWS FROM
FROM OPERATING ACTIVITIES


Net (Loss)                                     $    (84)            $(16,227)           $(16,332)
Amortization and depreciation                  $     84             $    232            $    337
Accounts Payable                               $      0             $      0            $      0
                                               --------             --------            --------
CASH FLOWS FROM
FROM OPERATING ACTIVITIES                      $      0             $(15,995)           $(15,995)

Issue common stock                             $      0             $ 43,079            $ 43,079
Treasury stock                                 $      0             $      0            $      0
                                               --------             --------            --------
Net increase
(decrease) in cash                             $      0             $ 27,084            $ 27,084

Cash, Beginning
of Period                                      $      0             $      0            $      0

Cash, End                                      --------             --------            --------
of Period                                      $      0             $ 27,084            $ 27,084
                                               ========             ========            ========


                 See accompanying notes to financial statements.

                             HIKING ADVENTURES, INC.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The Company was organized October 7, 1996 under the corporate laws of the State of Nevada, as Hiking Adventures, Inc. (the Company). The Company is primarily a development stage company in accordance with SFAS #7, and has no operations. The Company is in the business of publishing and marketing a collection of hiking trail guides. The Company also plans to research the feasibility and marketing appeal of electronically providing hiking information services to hikers.

          On July 7, 1998, the Company successfully completed an offering of its common stock under Regulation D, Rule 504 of the Securities Act of 1933 for 600,000 common shares of stock at $0.001 per share for $30,000.

          The Company has not determined its accounting policies and procedures, except as follows:

          1.     The Company uses the accrual method of accounting.

          2. Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS No. 128) Earnings Per Share. Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented. Accordingly, basic and diluted loss per share are the same for all periods presented.

          3. Organization costs of $415 are being amortized over a period of sixty (60) months commencing October 18, 1996.

          4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

                            HIKING ADVENTURES, INC.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998


NOTE 2 - GOING CONCERN

          The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.


NOTE 3 - WARRANTS AND OPTIONS

          There are no warrants or options outstanding to acquire any additional shares of common stock.


NOTE 4 - RELATED PARTY TRANSACTION

          The Company neither owns or leases any real property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly have not been reflected therein. The officers and directors of the Company are involved in other business activities, and may, in the future, become active in other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their own business interests. The Company has not formulated a policy for the resolution of such conflicts.

Patrick C. Clary, Chartered
520 South Fourth Street, Suite 360
Las Vegas, Nevada 89101

September 27, 1999


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Hiking Adventures, Inc.

Dear Sir/Madam:

     We have acted as counsel to Hiking Adventures, Inc., a Nevada corporation (the "Company"), in connection with its Registration Statement Filed as Form 10-SB and submitted contemporaneously herewith as Form 10-SB.

     In our representation we have examined such documents, corporate records, and other instruments as we have deemed necessary and/or appropriate for the purpose of rendering this opinion, including, but not limited to, the Articles of Incorporation and Bylaws of the Company. In addition, we have also examined the prior opinion of Shawn F. Hackman, P.C., former counsel to the Company.

     Based upon the foregoing, it is our opinion that the Company is duly organized and validly exists as a corporation under the laws of the State of Nevada. We hereby consent to the use of this opinion as an exhibit to the Registration Statement filed herewith.

                                        Sincerely,

                                        /s/ DAVID H. JARVIS
                                            ------------------------------------
                                            David H. Jarvis, Esq.
                                            Patrick C. Clary, Chartered